EXHIBIT 77O

TRANSACTIONS EFFECTED PURSUANT TO RULE 10F-3

JULY - DECEMBER 2001

Managed Bond Portfolio

Date of Purchase	Name of Issue	Amount of Purchase	Size of Underwriting
10/25/01	El Paso/Gemstone	$10,800,000	$950,000,000

%of Issue Purchased	Price/ Spread	Underwriter
1.140%	450 Basis Points	Credit Suisse First Boston JP Morgan Securities SG Cowen Securities Corp

Equity Income Portfolio

Date of Purchase	Name of Issue	Amount of Purchase	Size of Underwriting
08/07/01	Sprint PCS	$1,563,100	$1,715,000,000

%of Issue Purchased	Price/ Spread	Underwriter
.0001%	$0.61	JP Morgan Securities Merrill Lynch UBS Warburg

Multi-Strategy Portfolio

Date of Purchase	Name of Issue	Amount of Purchase	Size of Underwriting
08/07/01	Sprint PCS	$470,400	$1,715,000,000
11/08/01	First Energy	$38,953,200	$1,500,000,000

11/19/01	Metlife	$46,840,200	$750,000,000

% of Issue Purchased	Price/ Spread	Underwriter
.0003%	$0.61	JP Morgan Securities Merrill Lynch UBS Warburg
0.026%	225 Basis Points	Barclays, Morgan Stanley Salomon, Banc One BNY Capital, JP Morgan Securities TD Securities
0.062%	135 Basis Points	B of A Securities Lehman Bros, Banc One BNY Capital, Credit Suisse First Boston First Union Securities Goldman Sachs JP Morgan, Salomon UBS Warburg The Williams Capital Group

Large-Cap Value Portfolio

Date of Purchase	Name of Issue	Amount of Purchase	Size of Underwriting
12/12/01	Prudential Financial, Inc.	$2,389,750	$3,025,000,000

% of Issue Purchased	Price/ Spread	Underwriter
0.079%	$1.24	Goldman Sachs Prudential-Bache Int'l Credit Suisse First Boston Deutsche Bank Salomon Smith Barney

I-Net Tollkeeper Portfolio

Date of | Name of | Amount of | Size of

Purchase	Issue	Purchase	Underwriting
10/17/01	Cablevision Corporation	$1,247,871	$19,151,285

% of Issue Purchased	Price/ Spread	Underwriter
0.263%	$1.35	JP Morgan Securities Inc. Merrill Lynch Bear Stearns Salomon Lehman Bros B of A Securities